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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        REPUBLIC ENGINEERED STEELS, INC.

                         COMMISSION FILE NUMBER: 0-25900

                           NOTIFICATION OF LATE FILING

(Check One): __ Form 10-K  __ Form 11-K  ___ Form 20-F  _X_ Form 10-Q
             __ Form N-SAR


                      For the Period Ended : March 31, 1999

___ Transition report on Form 10-K          ___ Transition report on Form 10-Q

___ Transition report on Form 20-F          ___ Transition report on Form N-SAR

___ Transition report on Form 11-K

For the Transition Period Ended:_________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Republic Engineered Steels, Inc.

Former name if applicable:  N/A

Address of principal executive office: (Street number):  3770 Embassy Parkway

City, state and zip code:  Akron, Ohio  44333

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12n-25(b), the following should be completed. (Check box if appropriate.)


[X]    (a.)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b.)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F,11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c.)   The accountant's statement or other exhibit required by Rule
              12b-25 has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)




         Republic Technologies Inc. (the "Company") is in the process of determining certain fair value purchase accounting adjustments made as a result of its acquisition by Blackstone Management Associates II L.L.C and Veritas Capital Management, L.L.C. on September 8, 1998, and the effects of such adjustments on the financial statements for subsequent periods. In connection with this effort, the Company could not without unreasonable effort or expense file its Form 10-Q for the nine month period ended March 31, 1999 as required by the Commission pursuant to Section 13 or 15(d) of the Exchange Act.

         The Company confirms its intention to file, no later than five calendar days after the original due date the report on Form 10-Q that it would be required to file with the Commission.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Brenda Brown, (330) 670-3000

         (2) Have all other periodic reports required under Section 13 or 15(d) Of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                 X    yes          no
               -----        -----

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 X    yes          no
               -----        -----

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         As disclosed in the Company's Form 10-Q for the quarter ended December 31, 1998, the Company's results of operations decreased from the prior fiscal year, in part due to the effects of the Company's acquisition on September 8, 1998. Although the statement of operations could not be completed without unreasonable effort or expense as described in Part III above, the Company anticipates operating results for the quarter and year-to-date period ended March 31, 1999 will also be lower than the corresponding periods in the prior fiscal year.






                        Republic Engineered Steels, Inc.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



      Date:  May 17, 1999          By:  /s/ Brenda Brown
                                        ----------------
                                        Vice President of Finance and Controller